September 27, 2012

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE

MILWAUKEE, WI  53202-5306

414.271.2400 TEL

414.297.4900 FAX

www.foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER

047293-0101

VIA EDGAR SYSTEM

Ms. Karen Rosotto

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:     The Arbitrage Funds (Investment Company Act File No. 811-09815)

           Post-Effective Amendment No. 19 to Form N-1A Registration Statement

           Filed July 18, 2012

Dear Ms. Karen Rosotto:

On behalf of our client, The Arbitrage Funds and its series, The Arbitrage Fund, The Arbitrage Credit Opportunities Fund (the “Credit Fund”) and The Arbitrage Event Driven Fund (collectively, the “Funds”), we provided the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission on the above-referenced registration statement in a separate letter dated September 20, 2012. The comments were provided by Karen Rosotto at rosottok@sec.gov. This letter responds to a follow-up comment of the Staff. The numbered item set forth below repeats (in bold italics) the comment of the Staff, and following such comment is the Funds’ response.

If you would like to discuss the response, you may contact Peter D. Fetzer at (414) 297-5596. As appropriate, the Funds have amended the Prospectus and the Statement of Additional Information in response to this comment.

1.    In the Principal Investment Strategies and Policies discussion, the Credit Fund has the following disclosure: “The Adviser expects the Fund’s assets to be diversified in various industries; however if, for example, a large percentage of corporate events taking place within the U.S. are within one industry over a given period of time, a large portion of the Fund’s assets could be concentrated in that industry for that period of time.” See also similar disclosure in the Statement of Additional Information. Please delete this discretionary concentration policy for the Credit Fund.

Response:    As requested, the Funds will delete the discretionary concentration policy for the Credit Fund, and will indicate in the disclosure that the Credit Fund does not concentrate.

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Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

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